THE COEUR DALENES COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

192117-10-9

(Cusip Number)

Jimmie T. G. Coulson
6302 S Corkery Road, Spokane WA  99223  (509) 448-0685

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

6/12/99
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 192117-10-9

1. Name of reporting person:
Ss or irs identification no. Of above person
Jimmie T. G. Coulson  ###-##-####
4.	Source of funds (see instructions)   None needed
6.	Citizenship or place of organization:   usa
7.	Sole voting power:	2,695,237
9.	Sole dispositive power:	2,695,237
11. Aggregate amount beneficially owned by each
reporting person:  2,695,237
13.	Percent of class represented by amount in row (11):  50.42
percent
14.	Type of reporting person:		IN

Item 1.	Security and Issuer
	The class of equity securities to which this statement relates is common stock, no par value, of The Coeur dAlenes Company.
The address of The Coeur dAlenes Company is PO Box 2610,
Spokane, Washington 99220-2610.
Item 2.	Identity and Background
	(a)	Jimmie T.G. Coulson
	(b)	6302  S Corkery Road, Spokane WA  99223
	(c)	President and Chief Executive Officer of The Coeur
dAlenes Company, whose address is listed in Item 1 above.
	(d)	No criminal convictions in last five years.
	(e)	Not a party to any civil proceedings pertaining to federal
or state securities laws in last five years.
	(f)	USA citizen.
Item 3.	Source and Amount of Funds or Other Consideration.
	None needed.
Item 4.	Purpose of Transaction
	Beneficial ownership acquired as a result of remarriage to
Arlene Coulson.
	There are no current plans or proposals which the reporting
person may have which relate to or would result in:
	(a)	The acquisition by any person of additional securities of
the issuer, or the disposition of securities of the issuer;
	(b)	An extraordinary corporate transaction, such as a
merger, of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the
issuer or any issuer, including any plans or proposals to
change the number or term of directors or to fill any existing vacancies on the board;
	(d)	Any change in the present board of directors or
management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
	(e)	Any material change in the present capitalization or
dividend policy of the issuer;
	(f)	Any other material change in the issuers business or
corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for
which a vote is required by section 13 of the Investment
Company Act of 1940;
	(g)	Changes in the issuers charter, bylaws or instruments
corresponding thereto or other actions which may impede the
acquisition of control of the issuer by any person;
	(h)	Causing a class of securities of the issuer to be delisted
from a national securities exchange or to cease to be
authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
	(i)	A class of equity securities of the issuer becoming
eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or
	(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a) Mr. Coulson beneficially owns 2,695,237 shares,
constituting 50.42% of the outstanding common stock,
no par value, of The Coeur dAlenes Company.
(b) Sole Voting Power: 2,695,237
		Sole Dispositive Power:  2,695,237;
		(c)	The only transaction is described in Item 4.
	(d)	No other person is known to have the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
	None
	Item 7.
None
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Signature; Jimmie T. G. Coulson 		Date:	June 12, 1999
	Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
	(See U.S.C. 1001).